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SEC FILE NUMBER
8-52520

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING RECEIVED MAR 0 1 2002 WASHINGTON, D.C. SECTION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

MICG Investment Management, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

21 Enterprise Parkway, Suite 100
(No. and Street)

Hampton	Virginia	23666
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John D. Rodgers — (757) 873-1587
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Burgess & Co., P.C., CPAs
(Name — if individual, state last, first, middle name)

101 S. Main Street	Franklin	Virginia	23851
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 2 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

BB 3/21

OATH OR AFFIRMATION

I, Jeffrey A. Martinovich, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MICG Investment Management, LLC, as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

None

[signature]
Signature

Chairman, CEO
Title

[signature]
Notary Public
Expires 5/31/05

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

BURGESS
&CO P.C.
CERTIFIED PUBLIC ACCOUNTANTS

ADVANCING YOUR FINANCIAL WELL-BEING

Brenton D. Burgess, CPA
Julie C. Griggs, CPA
Dennis D. Burgess, CPA
Kenneth L. Sikes, CPA

INDEPENDENT AUDITOR'S REPORT

To the Members
MICG Investment Management, LLC
Hampton, Virginia

We have audited the accompanying balance sheets of MICG Investment Management, LLC as of December 31, 2001 and 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall balance sheet presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the balance sheet referred to above present fairly, in all material respects, the financial position of MICG Investment Management, LLC, as of December 31, 2001 and 2000 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the balance sheet taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission and Regulation 1.17(a)(2)(i) of the Commodity Futures Trading Commission. Such information has been subjected to the auditing procedures applied in the audits of the balance sheets and, in our opinion, is fairly stated in all material respects in relation to the balance sheets taken as a whole.

Burgess & Co., P.C.

Burgess & Co., P.C., CPAs
Franklin, Virginia
February 16, 2002

BURGESS
&CO P.C.
CERTIFIED PUBLIC ACCOUNTANTS

ADVANCING YOUR FINANCIAL WELL-BEING

Brenton D. Burgess, CPA
Julie C. Griggs, CPA
Dennis D. Burgess, CPA
Kenneth L. Sikes, CPA

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Members
MICG Investment Management, LLC
Hampton, Virginia

In planning and performing our audits of the financial statements of MICG Investment Management, LLC (the "Company") for the year ended December 31, 2001 and for the period from inception, August 23, 2000 to December 31, 2000, we considered its internal control structure, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5 (g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the

P.O. Box 634 • 101 South Main Street • Franklin, VA 23851 • (757) 569-8156 • Fax: (757) 569-8303

practices and procedures are to provide management with the reasonable but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report be considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 and 2000 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, the National Association of Securities Dealers and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Burgess & Co., P.C.

Burgess & Co., P.C., CPAs
Franklin, Virginia
February 16, 2002

FINANCIAL STATEMENTS

MICG INVESTMENT MANAGEMENT, LLC

Balance Sheets
December 31, 2001 and 2000

ASSETS

	2001	2000
CURRENT ASSETS		
Cash and equivalents	$ 203,916	$ 309,270
Commissions receivable	175,620	32,670
Receivable from member	86,388	–
Other receivables	–	487
Prepaid expenses	74,459	6,393
Total current assets	540,383	348,820
PROPERTY AND EQUIPMENT, NET	135,625	136,618
	$ 676,008	$ 485,438

LIABILITIES AND MEMBERS' EQUITY

	2001	2000
CURRENT LIABILITIES		
Notes payable – CUSO's	$ 9,500	$ –
Payable to CUSO's	26,371	–
Accounts payable - trade	57,105	13,351
Accrued payroll and payroll taxes	14,121	7,356
Accrued profit sharing	16,692	13,173
Other accrued expenses	47,219	21,262
Total current liabilities	171,008	55,142
MEMBERS' EQUITY	505,000	430,296
	$ 676,008	$ 485,438

The Notes to Financial Statements are
an integral part of these statements.

MICG INVESTMENT MANAGEMENT, LLC

Notes to Financial Statements
December 31, 2001 and 2000

Note 1. Organization and Significant Accounting Policies

Organization

MICG Investment Management, LLC, was formed as a limited liability company on August 23, 2000. As a limited liability company, each member's liability is limited to amounts reflected in their respective member accounts. The Company registered with the Securities and Exchange Commission to be a broker/dealer pursuant to the National Association of Securities Dealers, Inc. (NASD) and was granted membership, effective on the date of formation. The Company operates its business as both a broker-dealer for securities and agent for insurance policies.

Basis of Presentation

These financial statements have been prepared in accordance with generally accepted accounting principles and the rules and regulations of the Securities and Exchange Commission. Certain prior year amounts, where necessary, have been reclassified to conform to the current year presentation. Such reclassifications had no effect on previously reported net income.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Concentrations of Credit Risk

The Company generated fee income in 22 states during 2001. However, its business activity with clients is primarily in the Hampton Roads and metropolitan Richmond regions.

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash and commissions receivable. The Company places its cash with high credit quality financial institutions which at times may be in excess of FDIC insurance limits. The Company's receivables represent commissions from completed securities trades, commissions from insurance contracts, and mutual fund trail fees.

The Company has an $86,388 receivable at December 31, 2001 from advances to a member. There were no receivables due from members in the prior year.

(Continued)

Note 1. Organization and Significant Accounting Policies (Concluded)

Cash Equivalents

For purposes of reporting cash flows, cash and cash equivalents include money market accounts and any highly liquid debt instruments purchased with a maturity of three months or less.

Bad Debts

The direct charge off method, which approximates the allowance method, is used to record bad debts. Therefore, no provision for uncollectible accounts has been made. No expense was recorded in 2001 or 2000.

Property and Equipment

Property and equipment is recorded at cost. Depreciation is provided principally on the straight-line method over the estimated useful lives of the assets.

Maintenance and repairs of property and equipment are charged to expense, and major improvements are capitalized. Upon retirement, sale, or other disposition of property and equipment, the costs and accumulated depreciation are eliminated from the accounts, and any resulting gain or loss is included in operations.

Commissions and Fee Revenue

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Financial planning fees are received quarterly but are recognized on a pro rata basis over the term of the contract.

Income Taxes

The Company is treated as a partnership for federal income tax purposes. As such, the members are liable for individual federal and state income taxes on their respective share of the Company's taxable income. Therefore, no provision or liability for federal or state income taxes has been included in these financial statements.

Note 2. Reserve Requirements

The Company is not obligated to report under SEC Rule 15c3-3 since it does not maintain customer accounts or hold securities. Therefore, the Company does not have a reserve requirement nor does it have any information relating to the possession or control requirement under Rule 15c3-3.

Note 3. Minimum Capital

Under SEC Rule 15c3-1, the Company is required to maintain net capital of not less than $50,000. At December 31, 2001 and 2000, the Company's net capital as defined by SEC Rule 15c3-1 was $105,271 and $234,763, respectively, in excess of minimum net capital required. The excess net capital at 1000% was $138,170 and $279,249 and the percent of aggregate indebtedness to net capital was 110% and 19% at December 31, 2001 and 2000, respectively. The Company is also subject to the Commodity Futures Trading Commission's (CFTC) minimum financial requirements (Regulation 1.17), which requires that the Company maintain net capital equal to $30,000.

Note 4. Clearing Agreement

All of the Company's securities transactions are cleared through a single third party broker, who also maintains custody of all customer accounts. The Company's clearing agreement with this broker requires the Company to meet certain requirements, including maintaining $75,000 capital in addition to any capital required by SEC Rule 15c3-1.

At December 31, 2001 and 2000, the Company's capital was $30,271 and $159,763 respectively, in excess of this requirement.

The agreement expires August 1, 2003. The agreement automatically renews for one additional year unless either party provides 60-day advance notice of non-renewal. Should the Company cancel the agreement prior to the specified date, the Company must pay an early termination fee as follows:

Termination in Year	Early Termination Fee
1	$100,000
2	$ 50,000
3	$ 10,000

Note 5. Credit Union Service Organizations (CUSO's)

The Company has agreements with four Virginia credit unions to manage financial service entities owned by these credit unions. The purpose of these organizations is to offer regulated securities as an investment option to credit union members. The Company staffs each facility with a registered securities broker.

The Company allocates corporate overhead to the four managed CUSO's. The profits or losses of the CUSO's are allocated between the two parties as part of the management fee arrangement.

The CUSO's commenced operations in late 2001. Two of the units generated no revenue in 2001.

At December 31, 2001, the Company had a net payable due to the four companies:

	Due to (from)
Baylands Financial Services, LLC	$ (17,181)
Richmond Federal Credit Union Financial Services, LLC	68,764
First Financial Services of Riverside, LLC	(19,622)
Partners Financial Services, LLC	(5,590)
	$ 26,371

Note 6. Property and Equipment

Property and equipment consists of the following:

	2001	2000
Furniture	$ 97,810	$ 69,658
Artwork	12,856	12,856
Leasehold improvements	57,592	56,442
	168,258	138,956
Less accumulated depreciation	32,633	2,338
	$ 135,625	$ 136,618

Depreciation expense was $30,295 and $2,338 for 2001 and 2000, respectively.

Note 7. Notes Payable, CUSO's

At December 31, 2001, the Company had revolving lines of credit of $195,000 with three of the credit union service organizations. The unsecured lines bear interest at 7% and expire during September and October 2002. The outstanding balances at December 31, 2001 were $9,500. There were no balances the prior year.

Note 8. Operating Leases

The Company leases facilities under two separate operating leases, one expiring in February 2004 and the other expiring in June 2004. In addition to the base rent, one of the leases requires the Company to pay a proportionate share for increased operating expenses of the building.

The Company shares leased office space in Williamsburg and Richmond with Witt, Mares & Company, PLC, a 50% equity partner. Witt Mares is the only party obligated to these leases. The Company and Witt Mares share rental expense on a cost per square foot basis.

The Company leases office equipment under operating leases expiring at various dates through March 2006.

The future minimum lease payments are as follows:

2002	$ 301,762
2003	270,634
2004	157,081
2005	5,232
2006	738
	$ 735,447

Note 9. Profit Sharing Plan

Effective September 1, 2000, the Company adopted a qualified cash or deferred compensation plan under Section 401(k) of the Internal Revenue Code which covers all employees who have reached age 21. Under the plan, the Company will fully match participant contributions up to 7% of compensation.

The Company provides normal benefits to all full-time employees, such as medical and dental insurance, life insurance, and disability insurance by funding a "cafeteria plan" for such eligible employees. Each employee determines how their funds are to be utilized.

Note 10. Related Party Transactions

The Company shares leased office space in Williamsburg and Richmond with Witt, Mares & Company, PLC, a 50% equity partner in the Company, on a cost-sharing basis. Expense for 2001 was $23,091. There was no expense in 2000.

The employee "cafeteria plan" is provided through Witt, Mares & Company, PLC. The Company pays only actual expenses, which were $25,887 and $4,272 for 2001 and 2000, respectively.

The Company paid Witt Mares Staffing, a wholly-owned subsidiary of Witt, Mares & Company, PLC, $24,625 and $6,000 in 2001 and 2000, respectively, for temporary clerical assistance and permanent personnel placement. The Company paid Witt, Mares & Company, PLC, $8,290 in 2001 for the preparation of tax returns.

The Witt, Mares & Company 401(k) employee retirement plan assets are managed by the Company, which earns fee income on those assets. The fees earned were $2,528 and $1,602 for 2001 and 2000, respectively.

Numerous Witt, Mares & Company members, including those who are on the Company Board of Directors, maintain personal investment accounts with the Company. The fees earned in 2001 were $2,950. There was no revenue in 2000.

(Continued)

Note 10. Related Party Transactions (Concluded)

The Company has entered into agreements with Baylands Federal Credit Union, Richmond Federal Credit Union, Riverside Health System Employees Credit Union, Inc., and Southern States Employees Credit Union to operate credit union service organizations (CUSO's) owned by these institutions.

Witt, Mares & Company, PLC, a 50% equity partner in the Company, earned fees of $9,100 in 2001 performing accounting services for CUSO's managed by the Company.

Note 11. Commitments and Contingencies

The Company has guaranteed 50% of the line of credit loans made by the Richmond Federal Credit Union to the Richmond Federal Credit Union Financial Services, LLC. At December 31, 2001, the outstanding loans totaled $56,000.

SUPPLEMENTARY INFORMATION

MICG INVESTMENT MANAGEMENT, LLC

Schedule I

Statement of Net Capital
Pursuant to SEC Rule 15c3-1
December 31, 2001 and 2000

	2001	2000
Total assets	$ 676,008	$ 485,438
Less: Total liabilities	171,008	55,142
Net worth	505,000	430,296
Add: Subordinated loans	–	–
Adjusted net worth	505,000	430,296
Less: Non-allowable assets:		
Property and equipment, net	135,625	136,618
Commissions receivable over 30 days	48,185	–
Receivable from member	86,388	–
Excess fidelity bond deductibility	4,000	–
Prepaid expenses	74,459	6,393
	348,657	143,011
	156,343	287,285
Less: Haircuts	1,072	2,522
Net capital	155,271	284,763
Required net capital	50,000	50,000
Excess net capital	$ 105,271	$ 234,763
Aggregate indebtedness	$ 171,008	$ 55,142
Aggregate indebtedness to net capital	110 %	19 %

BURGESS &CO P.C.
CERTIFIED PUBLIC ACCOUNTANTS

Brenton D. Burgess, CPA
Julie C. Griggs, CPA
Dennis D. Burgess, CPA
Kenneth L. Sikes, CPA

ADVANCING YOUR FINANCIAL WELL-BEING

REPORT ON STATEMENT OF NET CAPITAL

To the Members
MICG Investment Management, LLC
Hampton, Virginia 23666

No material differences existed between the audited Computation of Net Capital of MICG Investment Management, LLC as of December 31, 2001 and the amounts included in the broker-dealer's corresponding Unaudited Part IIA Amended Focus Report for December 31, 2001.

Burgess & Co., P.C.

Burgess & Co., P.C., CPAs
Franklin, Virginia
February 27, 2001

P.O. Box 634 • 101 South Main Street • Franklin, VA 23851 • (757) 569-8156 • Fax: (757) 569-8303

MICG Investment Management, LLC

FINANCIAL REPORT

DECEMBER 31, 2001